Exhibit 99.1

NewsRelease

TransCanada to Issue Fourth Quarter Results February 14

CALGARY, Alberta - January 24, 2019 - News Release - TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) will hold a teleconference and webcast on Thursday, February 14, 2019 to discuss its fourth quarter 2018 financial results.

Russ Girling, TransCanada president and chief executive officer, Don Marchand, executive vice-president and chief financial officer, and members of the executive leadership team will discuss TransCanada's fourth quarter financial results and company developments at 2 p.m. (MDT) / 4 p.m. (EDT).

Members of the investment community and other interested parties are invited to participate by calling 800.273.9672 or 416.340.2216 (Toronto area). Please dial in 10 minutes prior to the start of the call. No pass code is required. A live webcast of the teleconference will be available on TransCanada’s website at https://www.transcanada.com/en/investors/events/ or via the following URL: http://www.gowebcasting.com/9855.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight (EDT) on February 21, 2019. Please call 800.408.3053 or 905.694.9451 (Toronto area) and enter pass code 4856336#.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates one of the largest natural gas transmission networks that extends more than 91,900 kilometres (57,100 miles), connecting major gas supply basins to markets across North America. TransCanada is a leading provider of gas storage and related services with 653 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in more than 6,000 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extends approximately 4,900 kilometres (3,000 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com to learn more, or connect with us on social media.

Media Inquiries:
Grady Semmens
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Inquiries:
David Moneta / Duane Alexander
403.920.7911 or 800.361.6522